SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                    FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001


            21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
            --------------------------------------------------------
                            (Exact name of the plan)


                          21ST CENTURY INSURANCE GROUP
                          ----------------------------
                                (Name of issuer)


            6301 OWENSMOUTH AVENUE, WOODLAND HILLS, CALIFORNIA   91367
            -------------------------------------------------------------
                (Address of principal executive offices)       (Zip Code)

21st Century Insurance Company Savings and Security Plan

Reports on Audited Financial Statements and Supplemental Schedule

For the Years Ended December 31, 2001 and 2000

               21st Century Insurance Company Savings and Security Plan

                                 Financial Statements
                               and Supplemental Schedule

                        Years ended December 31, 2001 and 2000




                                       CONTENTS

Report of Independent Accountants. . . . . . . . . . . . . . . . . . . . .     1
Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . .     2

Audited Financial Statements:

Statements of Net Assets Available for Benefits as of
    December 31, 2001 and 2000. . . . . . . . . . . . . . . . . . . . . .      3
Statements of Changes in Net Assets Available for
   Benefits for the Years Ended December 31, 2001 and 2000 . . . . . . . .     4
Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . .  5-11


Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets Held for
   Investment Purposes as of December 31, 2001 . . . . . . . . . . . . . .    13

Consent of Independent Accountants . . . . . . . . . . . . . . . . . . . .    14

Consent of Independent Auditors. . . . . . . . . . . . . . . . . . . . . .    15

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Plan Administrator of the 21st Century Insurance Company Savings and Security Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the 21st Century Insurance Company Savings and Security Plan (the "Plan") at December 31, 2001 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                   /s/  PricewaterhouseCoopers  LLP
Los  Angeles,  California
June  21,  2002


                                        1

                         REPORT OF INDEPENDENT AUDITORS



21st  Century  Insurance  Group  as  Plan  Administrator  of  the
21st  Century  Insurance  Company  Savings  and  Security  Plan

We have audited the accompanying statement of net assets available for benefits of the 21st Century Insurance Company Savings and Security Plan (formerly, the 21st Century Insurance Group Savings and Security Plan) (the Plan) as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.


                                        /s/  Ernst  &  Young  LLP


Los  Angeles,  California
May  24,  2001

            21st Century Insurance Company Savings and Security Plan

                Statements of Net Assets Available for Benefits


                                                   AS OF DECEMBER 31
                                                   2001          2000
                                               ------------  ------------

ASSETS:
Investments, at fair value:
   Mutual funds                                $ 63,030,544  $ 65,716,980
   21st Century Insurance Group common stock      4,904,846     3,681,095
   Short-term investment funds                      124,111        61,342
                                               ------------  ------------
                                                 68,059,501    69,459,417

Guaranteed investment contract, at fair value    30,565,310    26,415,654
Loans to participants                             6,915,554     7,199,999
                                               ------------  ------------
Total investments                               105,540,365   103,075,070

Receivables:
   Employer contribution                                  -       138,197
   Employee contributions                                 -       246,468
                                               ------------  ------------
          Total assets                         $105,540,365  $103,459,735

LIABILITIES:
   Other                                       $     25,138  $          -
                                               ------------  ------------
          Total liabilities                    $     25,138  $          -
                                               ------------  ------------

Net assets available for benefits              $105,515,227  $103,459,735
                                               ============  ============

The accompanying notes are an integral part of the financial statements.

            21st  Century  Insurance  Company  Savings  and  Security  Plan

              Statements of Changes in Net Assets Available for Benefits


                                                            YEAR ENDED DECEMBER 31
                                                             2001           2000
                                                         -------------  -------------
Additions to net assets:
  Investment income:
   Net depreciation in the fair value of mutual funds    $ (8,295,589)  $ (7,833,900)
   Net appreciation (depreciation) in the fair value of
    21st Century Insurance Group common stock              1,342,951     (1,168,034)
   Interest and dividends                                   2,892,947      5,318,121
   Participant loan interest income                           698,090        653,235
                                                         -------------  -------------
                                                           (3,361,601)    (3,030,578)

  Contributions:
   Employer                                                 3,925,862      3,377,624
   Employee                                                 7,313,685      6,581,704
                                                         -------------  -------------
                                                           11,239,547      9,959,328
                                                         -------------  -------------
Total additions                                             7,877,946      6,928,750

Deductions from net assets:
   Benefits paid to participants                            5,660,258      5,735,143
   Administrative expenses                                    162,196         32,195
                                                         -------------  -------------
Net increase in net assets                                  2,055,492      1,161,412

Net assets available for benefits:
   Beginning of year                                      103,459,735    102,298,323
                                                         -------------  -------------
   End of year                                           $105,515,227   $103,459,735
                                                         =============  =============

The  accompanying  notes  are  an  integral  part  of  the financial statements.

            21st Century Insurance Company Savings and Security Plan

                          Notes to financial Statements


1.  DESCRIPTION  OF  PLAN

The following brief description of the 21st Century Insurance Company Savings and Security Plan ("Plan") provides only general information. Participants should refer to the Plan Document for more complete information. Copies of the Plan Document are available from the Human Resources Benefits Office.

Prior to January 1, 2002, the name of the Plan was '21st Century Insurance Group Savings and Security Plan'. Effective January 1, 2002, the sponsorship and administration of the Plan was assumed by 21st Century Insurance Company, a wholly owned subsidiary of 21st Century Insurance Group, and the present name of the Plan was adopted. The Plan is referred to in these financial statements by its new name.

GENERAL

The Plan is a defined contribution plan incorporating the provisions of Section 401(k) of the Internal Revenue Code and covering substantially all employees of 21st Century Insurance Group ("Employer"). Any employee who has attained the age of 20 is eligible to participate in the Plan. The Plan enables participants to make contributions which the Employer matches in part. Contributions by and on behalf of participants are invested in accordance with the participants' investment designations in one or more investment categories. Plan participants have 15 investment categories from which they may choose to have their funds invested.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Each participant can contribute up to 12% of earnings on a before-tax basis and up to an additional 5% of earnings on an after-tax basis. The Employer matches $.75 for every dollar contributed by a participant (before tax) up to a maximum of 6% of the participant's earnings. Forfeitures are used to offset future Employer-matching contributions. Participants may change their contribution percentages or cease making contributions at any time during the Plan year. In addition, they may elect to stop making contributions entirely. Effective June 17, 1991, Employer contributions follow the participant's fund election.

            21st Century Insurance Company Savings and Security Plan

1.  DESCRIPTION  OF  PLAN  (CONTINUED)

VESTING

Participants are immediately vested in their own contributions. Vesting in the Employer-contributed amount is based on years of service. A participant vests 25% after two years of service and an additional 25% for each additional year. A participant is 100% vested after five years of credited service.

PARTICIPANT  ACCOUNTS

Each participant's account is credited with his or her contributions, any Employer matching contribution and an allocation of Plan earnings, and is charged with any withdrawals.

PARTICIPANT  LOANS

Each participant may obtain loans against his or her vested account balance. Any loans made to a participant are secured by a hierarchical portion of the participant's vested interest in his investment fund subaccounts, including any Company Stock Fund subaccount. Generally, no loan may exceed the lesser of fifty percent of the participant's vested account balances or fifty thousand dollars. Loans made for purposes other than the purchase of a primary residence are charged interest at the prime rate plus two percent. Loans made for the purchase of a home are charged interest at the prime rate. Generally, loans are payable within five years except that the repayment period for loans made for the purchase of a home may be up to fifteen years. Upon termination of employment, including death, any outstanding loan balance becomes due and payable and the participant may elect to repay it or treat it as a partial distribution.


PAYMENT  OF  BENEFITS

Upon termination of service, a participant may generally elect to receive the value of his or her account in either a lump-sum amount (if eligible) or in installment payments for up to 15 years. Benefits become payable to participants upon their termination of employment with the Employer or in the event of elective withdrawal as permitted by the Plan.

            21st Century Insurance Company Savings and Security Plan

1.     DESCRIPTION  OF  PLAN  (CONTINUED)

PLAN  TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. Should the Plan terminate, or should contributions be discontinued, at some future time, the rights of each affected participant to the entire amount credited to his or her account on the date of such termination or discontinuance shall be non-forfeitable and fully vested. Payment of such amounts to each participant or beneficiary, upon the termination of the Plan or upon the complete discontinuance of contributions under the Plan, shall be made by the Plan administrator at such time and in such manner as the Plan administrator shall state, provided, however, that all participants and beneficiaries similarly situated shall be treated in a nondiscriminatory manner.

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

BASIS  OF  ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

USE  OF  ESTIMATES

The preparation of financial statements in accordance with GAAP requires the Plan's management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

VALUATION  OF  INVESTMENTS  AND  INCOME  RECOGNITION

Investments are reported at fair value, using quoted market prices. Participant loans are reported at amounts owed by the participants, which approximates fair value. Dividend and interest income are recorded as earned.

RECLASSIFICATION

Certain prior year balances have been reclassified to conform with current year presentation.

            21st Century Insurance Company Savings and Security Plan

3.  GUARANTEED  INVESTMENT  CONTRACT

The fixed rate fund is a guaranteed investment contract consisting of funds deposited with Pacific Life Insurance Company ("Pacific Life"). Pacific Life maintains the contributions in an unallocated account, with a guaranteed interest rate which is set annually not less than 30 days prior to the beginning of the Plan year. The set rate was 6.50% for 2001 and 6.25% for 2000. The account is credited with deposits and interest earnings and charged with Plan withdrawals. The Employer pays the contract administration charge.

Per the contract, no transfer may be made out of the account by an individual participant directly to a competing fixed income fund offered by the Plan.

The Employer may cancel the contract at any time by giving notice to Pacific Life. Ordinarily, transfer of the balance in the account would be made in four substantially equal annual installments starting within 90 days of cancellation. However, if the announced guaranteed interest rate is less than the current rate and the balance in the account 60 days prior to the end of the Plan year exceeds 75% of the balance in the account at the beginning of the current Plan year, the Employer may cancel the contract within 30 days of the new rate announcement and may withdraw the total account balance within 30 days of cancellation.

4.  INVESTMENTS

The Plan's investments are invested in the Pacific Life guaranteed investment contract, 21st Century Insurance Group Common Stock and in 13 mutual funds administered by Fidelity Investments, which also acts as trustee for the Plan. Funds in transit to and from any of the investment options and the Plan Sponsor or the participants or other investment options are temporarily invested in short-term investments by the trustee. Fidelity Investments and 21st Century Insurance Group with its wholly owned subsidiaries are considered parties in interest to the Plan.

            21st Century Insurance Company Savings and Security Plan

4.  INVESTMENTS  (CONTINUED)

The  following  table presents the Plan's individual investments, at fair value:

                                                      AS OF DECEMBER 31
                                                     2001          2000
                                                 ------------  ------------
Investments at fair value:
  Guaranteed Investment Contract                 $30,565,310*  $26,415,654*
  Mutual Funds:
    Fidelity Magellan Fund                        26,068,841*   28,755,925*
    Fidelity Equity-Income Fund                   13,275,038*   13,612,201*
    Spartan U.S. Equity Index Fund                 5,450,021*    5,726,535*
    Fidelity Contrafund                            5,970,665*    6,342,191*
    Fidelity Retirement Government Money Market
      Portfolio                                     3,088,576     2,038,486
    INVESCO Small Company Growth Fund               4,373,566     5,108,434
    Dreyfus Founders Balanced Fund                    615,143       564,829
    Templeton Foreign Fund I                        1,094,968     1,052,676
    Fidelity Freedom 2000 Fund                        139,102       125,179
    Fidelity Freedom 2010 Fund                      1,058,096       873,197
    Fidelity Freedom 2020 Fund                        793,796       611,573
    Fidelity Freedom 2030 Fund                        958,715       862,556
    Fidelity Freedom Income Fund                      144,017        43,198
  21st Century Insurance Group Common Stock         4,904,846     3,681,095
  Loans to participants                            6,915,554*    7,199,999*

  Short-Term Investment Funds                         124,111        61,342
                                                 ------------  ------------
                                                 $105,540,365  $103,075,070
                                                 ============  ============

*Represents  5%  or  more  of  net  assets  available  for  benefits.

5.  RISKS  AND  UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

            21st Century Insurance Company Savings and Security Plan

6.  INCOME  TAX  STATUS

The Internal Revenue Service has issued a determination letter dated May 11, 1995, that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan administrator is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan's qualified status.

Plan Amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. The Company believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code. The Company intends to make any additional amendments necessary to be in compliance with the Code.


7.  FEDERAL  INCOME  TAXES  APPLICABLE  TO  PARTICIPANTS

The income tax rules affecting Plan participation are complex, subject to interpretation by the Secretary of the Treasury, and subject to change. A general summary of the federal tax consequences of participation in the Plan follows.

In general, Salary Reduction Contributions and Company matching contributions are not subject to tax when made. In addition, earnings and gains on a participant's account are not subject to tax when credited.

Generally, distributions from the Plan are subject to tax in the year received from the Plan. However, under certain circumstances, a distribution, or part of thereof, may not be taxed if rolled over to an Individual Retirement Account or other qualified plan. If taxable, a distribution may be eligible for special tax treatment under the Code.

In additional to regular taxes, most distributions received before a participant is age 59-1/2 will be subject to a 10% additional tax. Under limited circumstances, distributions in excess of Code-determined limits will be subject to a 15% excise tax.

            21st Century Insurance Company Savings and Security Plan

8.  RECONCILIATION  TO  FORM  5500

There  were  no  differences  in  2001.

The following schedule represents reconciliation between the amounts on Form 5500 and the financial statements for 2000. Differences related to contributions, which are presented on an accrual basis in the GAAP financial statements, and on a cash basis in the Form 5500.

                                       Per       Per Financial
                                    Form 5500      Statements     Difference
                                   ------------  --------------  ------------

December 31,2000
Employer contribution receivable   $          -  $      138,197  $   138,197
Employee contribution receivable              -         246,468      246,468
Net assets available for benefits   103,075,070     103,459,735      384,665

Employer contributions                3,239,427       3,377,624      138,197
Employee contributions                5,995,936       6,581,704      585,768
Other contributions                     339,300               -     (399,300)
Net increase in net assets              776,747       1,161,412      384,665

9.  RELATED  PARTY  NOTE

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the acting Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Fidelity for investment management services amounted to $162,196 and $32,195 for the years ended December 31, 2001 and 2000.

                              Supplemental Schedule

                         21st Century Insurance Company Savings and Security Plan

                                      EIN: 95-2565072   Plan:  001

                 Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes

                                        As of December 31, 2001



                                            DESCRIPTION OF INVESTMENTS,
         IDENTITY OF ISSUE,                  INCLUDING MATURITY DATE,
          BORROWER, LESSOR                   RATE OF INTEREST, PAR OR           CURRENT
          OR SIMILAR PARTY                        MATURITY VALUE                  COST         VALUE
-------------------------------------  -------------------------------------  ------------  -----------

Pacific Life Insurance Company         Guaranteed Investment
Fidelity Retirement Government Money   Contract                               $ 30,565,310  $ 30,565,310
  Market Fund (1)                      3,088,576 Money Market Fund Shares        3,088,576     3,088,576
Fidelity Equity-Income Fund (1)        272,197 Mutual Fund Shares               12,767,014    13,275,038
Fidelity Magellan Fund (1)             250,133 Mutual Fund Shares               25,975,481    26,068,841
Fidelity Freedom Income Fund (1)       13,176 Mutual Fund Shares                   145,597       144,017
Fidelity Freedom 2000 Fund (1)         12,075 Mutual Fund Shares                   142,379       139,102
Fidelity Freedom 2010 Fund (1)         83,909 Mutual Fund Shares                 1,097,814     1,058,096
Fidelity Freedom 2020 Fund (1)         63,100 Mutual Fund Shares                   883,993       793,796
Fidelity Freedom 2030 Fund (1)         76,331 Mutual Fund Shares                 1,129,900       958,715
Dreyfus Founders Balanced Fund (1)     75,109 Mutual Fund Shares                   778,518       615,143
Spartan U.S. Equity Index Fund         134,105 Mutual Fund Shares                5,787,191     5,450,021
Fidelity Contrafund (1)                139,599 Mutual Fund Shares                7,333,125     5,970,665
INVESCO Small Company Growth
  Fund                                 360,261 Mutual Fund Shares                5,682,343     4,373,566
Templeton Foreign Fund I               118,375 Mutual Fund Shares                1,189,042     1,094,968
Fidelity Short Term Investment
  Fund (1)                             Short-Term Investment Fund                  124,111       124,111
21st Century Insurance Group Common
  Stock (2)                            252,169 Common Stock Shares               4,468,454     4,904,846

Participant Loans (1)                  Interest rates between 8.5% and 10.5%             -     6,915,554
                                                                                            ------------
                                                                                            $105,540,365
                                                                                            ============

(1)     Party-in-interest  to  the  Plan,  for  which  a  statutory  exemption  exists
(2)     Sponsor  and  employer,  therefore,  a  party-in-interest  to  the  Plan, for which a statutory exemption  exists.

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-80180) of 21st Century Insurance Group of our report dated June 21, 2002, with respect to the financial statements and schedule of the 21st Century Insurance Company Savings and Security Plan which appears in this Form 11-K.


                                   /s/  PricewaterhouseCoopers  LLP

Los  Angeles,  California
June  27,  2002

                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-80180) pertaining to the 21ST Century Insurance Group Savings and Security Plan of our report dated May 24, 2001, with respect to the December 31, 2000 financial statements of the 21ST Century Insurance Company Savings and Security Plan included in this Annual Report (Form 11-K).


                                        /s/  Ernst  &  Young  LLP

Los  Angeles,  California
June 26, 2002

                                   SIGNATURES





     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                        21st Century Insurance Company Savings and Security Plan


Date:  June  28,  2002

                                 By: /s/  Richard  Andre
                                     -----------------------------------
                                     Richard Andre, Senior Vice President
                                     21st  Century  Insurance  Company
                                     Chairman  Benefits  Committee